Pricing supplement no. 1507
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 192-A-III dated March 10, 2011

Registration Statement No. 333-155535
Dated August 10, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$2,312,000
4.50% (equivalent to 9.00% per annum) Auto Callable Yield Notes due February 15, 2012
Linked to the Lesser Performing of the Russell 2000® Index and the SPDR® S&P® Metals & Mining ETF

General

- The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of either the Russell 2000® Index or the SPDR® S&P® Metals & Mining ETF and to forgo dividend payments. Investors should be willing to assume the risk that they will receive less interest if the notes are automatically called and the risk that, if the notes are not automatically called, they may lose some or all of their principal at maturity.
- The notes will pay 4.50% (equivalent to 9.00% per annum) interest over the term of the notes, assuming no automatic call, payable monthly at a rate of 0.75%. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing level or closing price, as applicable, of either Underlying is less than its Starting Underlying Level by more than the Protection Amount on any day during the Monitoring Period. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes will be automatically called if the closing level or closing price, as applicable, of each Underlying on the Call Date is greater than the applicable Starting Underlying Level. If the notes are automatically called, payment on the applicable Call Settlement Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 15, 2012*
- The payment at maturity is *not* linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 192-A-III, supersede the terms set forth in product supplement no. 192-A-III. In particular, we will not have the right to call the notes, in whole or in part, at our option on any Optional Call Date, as described in product supplement no. 192-A-III. Instead, the notes may be automatically called as described under "Key Terms — Automatic Call" below. In addition, the interest rate and the interest payment will be determined as set forth below under "Key Terms — Interest Rate" and "Selected Risk Considerations — Monthly Interest Payments" and not as set forth in product supplement no. 192-A-III. Please refer to "Supplemental Terms of the Notes" in this pricing supplement for more information.**

Key Terms

Underlyings: The Russell 2000® Index (the "Index") and the SPDR® S&P® Metals & Mining ETF (the "Fund") (each an "Underlying," and collectively, the "Underlyings"). For additional information about the SPDR® S&P® Metals & Mining ETF, see Appendix A to this pricing supplement.

Interest Rate: 4.50% (equivalent to 9.00% per annum) over the term of the notes, assuming no automatic call, payable monthly at a rate of 0.75%

Automatic Call: If on the Call Date, the closing level or closing price, as applicable, of each Underlying is greater than the applicable Starting Underlying Level, the notes will be automatically called.

Payment if Called: If the notes are automatically called, on the Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Protection Amount: With respect to the Index, 231.0735, which is equal to 35.00% of the Starting Underlying Level of the Index. With respect to the Fund, $18.851, which is equal to 35.00% of the Starting Underlying Level of the Fund, subject to adjustments.

Pricing Date: August 10, 2011

Settlement Date: August 15, 2011

Observation Date*: February 10, 2012

Maturity Date*: February 15, 2012

CUSIP: 48125XG67

Monitoring Period: The period from but excluding the Pricing Date to and including the Observation Date

Interest Payment Dates: Interest on the notes will be payable monthly in arrears on the 15th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the Call Settlement Date, as applicable, except that the monthly interest payment due in November 2011 will payable on the Call Settlement Date (each such day, an "Interest Payment Date"), commencing September 15, 2011. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.

Payment at Maturity: If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, *unless*:
    (a) the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying; *and*
    (b) a Trigger Event has occurred.
If the notes are not automatically called and the conditions described in (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows:
$$\$1,000 + (\$1,000 \times \text{Lesser Performing Underlying Return})$$
You will lose some or all of your principal at maturity if the notes are not automatically called and the conditions described in (a) and (b) are both satisfied.

Trigger Event: A Trigger Event occurs if, on any day during the Monitoring Period, the closing level, or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount.

Underlying Return: With respect to each Underlying, the Underlying Return is calculated as follows:
$$\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$$

Call Date*: November 9, 2011

Call Settlement Date*: November 15, 2011

Other Key Terms: See "Additional Key Terms" on the next page.

* Subject to postponement as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — Notes with a maturity of not more than one year" in the accompanying product supplement no. 192-A-III and "Supplemental Terms of the Notes" in this pricing supplement.

Investing in the Auto Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 192-A-III and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$60.00	$940
Total	$2,312,000	$138,720	$2,173,280

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $60.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $22.50 per $1,000 principal amount note. The concessions of $22.50 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-95 of the accompanying product supplement no. 192-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 10, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 192-A-III dated March 10, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated August 8, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** *You should rely only on the information contained in this pricing supplement and in the documents listed below in making your decision to invest in the notes.* You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 192-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 192-A-III dated March 10, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001693/e42021_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Starting Underlying Level:	With respect to the Index, the closing level of the Index on the Pricing Date (the "Initial Index Level"), which was 660.21. With respect to the Fund, the closing price of one share of the Fund on the Pricing Date, which was $53.86, divided by the Share Adjustment Factor for the Fund (the "Initial Share Price"). We refer to each of the Initial Index Level for the Index and the Initial Share Price for the Fund as a "Starting Underlying Level."
Ending Underlying Level:	With respect to the Index, the closing level of the Index on the Observation Date (the "Ending Index Level"). With respect to the Fund, the closing price of one share of the Fund on the Observation Date (the "Final Share Price"). We refer to each of the Ending Index Level for the Index and the Final Share Price for the Fund as an "Ending Underlying Level."
Share Adjustment Factor:	With respect to the Fund, 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 192-A-III for further information about these adjustments.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the Russell 2000® Index and the Underlying Return of the SPDR® S&P® Metals & Mining ETF

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the information set forth under "Description of Notes — Payment upon Optional Call" in the accompanying product supplement no. 192-A-III is deemed to be deleted, and the notes will be automatically called as described under "Key Terms — Automatic Call" on the front cover of this pricing supplement. If the notes are automatically called on the Call Date, we will redeem each note and deliver the applicable cash payment described above on the Call Settlement Date specified on the front cover of this pricing supplement, subject to postponement as described below. If the scheduled Call Settlement Date is not a business day, then the Call Settlement Date will be the next succeeding business day following the scheduled Call Settlement Date. If, due to a market disruption event or otherwise, the Call Date is postponed so that it falls less than three business days prior to the scheduled Call Settlement Date, the Call Settlement Date will be the third business day following the Call Date, as postponed. If the Call Settlement Date is adjusted as the result of a market disruption event or otherwise, the payment of interest due on the Call Settlement Date will be made on the Call Settlement Date as adjusted, with the same force and effect as if the Call Settlement Date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment;

(b) all references in the accompanying product supplement no. 192-A-III to "Callable Yield Notes" will be deemed to refer to "Auto Callable Yield Notes" and all references to "Optional Call Dates" will be deemed refer to the "Call Settlement Date";

(c) all references in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 192-A-III to an "Optional Call" will be deemed to refer to an "Automatic Call";

(d) the Call Date is a "Determination Date" as described in the accompanying product supplement no. 192-A-III and is subject to postponement as described under "Description of Notes — Postponement of a Determination Date — Notes with a maturity of not more than one year" in the accompanying product supplement no. 192-A-III; and

(e) the first paragraph set forth under "Description of Notes — Interest Payments" in the accompanying product supplement no. 192-A-III is deemed to be deleted. Instead, for each interest period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 \times$ interest rate (9.00%) $\times^1/_{12}$

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at a rate of 4.50% (equivalent to 9.00% per annum) over the term of the notes, assuming no automatic call, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 4.50% (equivalent to 9.00% per annum) over the term of the notes, assuming no automatic call. Interest will be payable monthly in arrears at a rate of 0.75% on the 15th calendar day of each month, up to and including the final monthly interest

JPMorgan Structured Investments —
Auto Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the SPDR® S&P® Metals & Mining ETF

PS-1

payment, which will be payable on the Maturity Date or the Call Settlement Date, as applicable, except that the monthly interest payment due in November 2011 will be payable on the Call Settlement Date, regardless of whether the notes are automatically called (each such day, an "Interest Payment Date"), commencing September 15, 2011. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date (which may be the Call Settlement Date). If the Call Settlement Date is postponed due to a postponement of the Call Date, the payment of interest due on the Call Settlement Date will be made on the Call Settlement Date, as postponed, but no additional interest will accrue as a result of the delayed payment. If an Interest Payment Date (including the Call Settlement Date) is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for October 2011 is October 15, 2011, but because October 15, 2011 is a Saturday, payment of interest with respect to that Interest Payment Date will be made on October 17, 2011, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing level or closing price, as applicable, of each Underlying is greater than the applicable Starting Underlying Level on the Call Date, your notes will be automatically called prior to the maturity date. Under these circumstances, on the Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount. **However, if the notes are not automatically called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you could lose the entire principal amount of your notes.**

- **EXPOSURE TO EACH OF THE UNDERLYINGS** — The return on the notes is linked to the Lesser Performing Underlying, which will be either the Russell 2000® Index or the SPDR® S&P® Metals & Mining ETF.

  The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Russell 2000® Index, see the information set forth under "The Russell 2000® Index" in the accompanying product supplement no. 192-A-III.

  The SPDR® S&P® Metals & Mining ETF is an exchange-traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. SSgA Funds Management, Inc. ("SSFM") is the investment adviser for the SPDR® S&P® Metals & Mining ETF. The SPDR® S&P® Metals & Mining ETF trades on NYSE Arca, Inc. (the "NYSE Arca") under the ticker symbol "XME." The SPDR® S&P® Metals & Mining ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Metals & Mining Select Industry Index (the "Underlying Index"). The S&P Metals & Mining Select Industry Index is an equal-weighted index that is designed to measure the performance of the metals and mining sub-industry portion of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information about the SPDR® S&P® Metals & Mining ETF, see Appendix A to this pricing supplement.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 192-A-III. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat (i) the notes for U.S. federal income tax purposes as units comprising: (x) a Put Option written by you that is terminated if an Automatic Call occurs and that, if not terminated, in circumstances where the payment at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option and (ii) approximately 3.89% of each interest payment as interest on the Deposit and the remainder as Put Premium. We will follow this approach in determining our reporting responsibilities, if any. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Automatic Call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 192-A-III dated March 10, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not automatically called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on the Call Settlement Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING** — If the notes are not automatically called, a Trigger Event has not occurred, and the Ending Underlying Level of either Underlying is not below the Starting Underlying Level of such Underlying, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Underlyings, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING LEVEL OR CLOSING PRICE, AS APPLICABLE, OF EACH UNDERLYING** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to *both* of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing level or closing price, as applicable, of each Underlying.

- **THE BENEFIT PROVIDED BY THE PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than the Starting Underlying Level for such Underlying, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing level or closing price, as applicable, is less than the Starting Underlying Level of such Underlying by less than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING** — If the notes are not automatically called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings' respective performances may not be correlated and, as a result, if the notes are not automatically called, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — If the notes are automatically called, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the Call Settlement Date.

- **REINVESTMENT RISK** — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the closing level or closing price, as applicable, of each Underlying is not less than its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not automatically called and a Trigger Event has occurred, you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.

- **VOLATILITY RISK** — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that such Underlying could close below its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period. An Underlying's volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS —** The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **THERE ARE RISKS ASSOCIATED WITH THE FUND** — Although shares of the Fund are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca, Inc. ("NYSE Arca") and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that SSFM's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX** — The Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH THE METALS AND MINING INDUSTRY** — All or substantially all of the equity securities held by the SPDR® S&P® Metals & Mining ETF are issued by companies whose primary lines of business are directly associated with the metals and mining industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The metals and mining industry can be significantly affected by international political and economic developments, energy conservation, the success of exploration projects, commodity prices and tax and other government regulations. Companies involved in the metals and mining industry may benefit from government subsidies or certain trade protections. If those subsidies or trade protections are reduced or removed, the profits of such companies may be affected, potentially drastically. In addition, competitive pressures and the cyclical nature of the metal and mining industry may have a significant effect on the financial condition of these companies. These companies are also subject to risks of changes in exchange rates, terrorist attacks, depletion of resources and reduced demand as a result of increases in energy efficiency, substitution and energy conservation. Such companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials and may be at risk for environmental damage claims. These factors could cause a downturn in the metals and mining industry and could cause the value of the equity securities held by the SPDR® S&P® Metals & Mining ETF and the price of the SPDR® S&P® Metals & Mining ETF to decline during the term of the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in or held by the Underlyings would have.

- **HEDGING AND TRADING IN THE UNDERLYINGS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Fund or the equity securities included in the Index or held by the Fund. We or our affiliates may also trade in the Fund or instruments related to the Fund or the equity securities included in the Index or held by the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level and price of the Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - whether a Trigger Event has occurred;
    - the interest rate on the notes;
    - the actual and expected volatility of the Underlyings;
    - the time to maturity of the notes;
    - the likelihood of an automatic call being triggered;
    - the dividend rates on the equity securities included in or held by the Underlyings;
    - the expected positive or negative correlation between the Index and the Fund, or the expected absence of any such correlation;
    - interest and yield rates in the market generally as well as in the markets of the equity securities included in or held by the Underlyings;
    - a variety of economic, financial, political, regulatory and judicial events;
    - the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the historical weekly performance of the Russell 2000® Index from January 6, 2006 through August 5, 2011 and of the SPDR® S&P® Metals & Mining ETF from June 23, 2006 through August 5, 2011. The closing level of the Russell 2000® Index on August 10, 2011 was 660.21. The closing price of the SPDR® S&P® Metals & Mining ETF on August 10, 2011 was $53.86.

We obtained the various closing levels and prices of the Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels and prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of any Underlying on any day during the Monitoring Period or the Observation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.





What Is the Total Return on the Notes at Maturity or Upon Automatic Call, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return on the notes at maturity or upon automatic call. The "note total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity or upon automatic call plus the interest payments received to and including the maturity date or the Call Settlement Date, as applicable, per $1,000 principal amount note to $1,000. **The table and examples below assume that the Lesser Performing Underlying is the Russell 2000® Index and that the closing price of the SPDR® S&P® Metals & Mining ETF on the Call Date is greater than its Starting Underlying Level. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity, if applicable, or as to what the level or price, as applicable, of either Underlying will be on any Call Date.** In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of 660 and reflect the Interest Rate of 4.50% (equivalent to 9.00% per annum) over the term of the notes (assuming no automatic call) and the Protection Amount of 35.00%. The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Closing Level of the Lesser Performing Index	Lesser Performing Index Closing Level Appreciation / Depreciation at Review Date	Note Total Return at Call Settlement Date	Note Total Return at Maturity Date if a Trigger Event Has Not Occurred (1)	Note Total Return at Maturity Date if a Trigger Event Has Occurred (1)
1188.000	80.00%	2.25%	4.50%	4.50%
1089.000	65.00%	2.25%	4.50%	4.50%
990.000	50.00%	2.25%	4.50%	4.50%
924.000	40.00%	2.25%	4.50%	4.50%
858.000	30.00%	2.25%	4.50%	4.50%
792.000	20.00%	2.25%	4.50%	4.50%
726.000	10.00%	2.25%	4.50%	4.50%
693.000	5.00%	2.25%	4.50%	4.50%
666.600	1.00%	2.25%	4.50%	4.50%
660.000	0.00%	N/A	4.50%	4.50%
627.000	-5.00%	N/A	4.50%	-0.50%
594.000	-10.00%	N/A	4.50%	-5.50%
528.000	-20.00%	N/A	4.50%	-15.50%
462.000	-30.00%	N/A	4.50%	-25.50%
429.000	-35.00%	N/A	4.50%	-30.50%
428.934	-35.01%	N/A	N/A	-30.51%
396.000	-40.00%	N/A	N/A	-35.50%
330.000	-50.00%	N/A	N/A	-45.50%
264.000	-60.00%	N/A	N/A	-55.50%
198.000	-70.00%	N/A	N/A	-65.50%
132.000	-80.00%	N/A	N/A	-75.50%
66.000	-90.00%	N/A	N/A	-85.50%
0.000	-100.00%	N/A	N/A	-95.50%

(1) A Trigger Event occurs if the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than 35.00% on any day during the Monitoring Period.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 660 to a closing level of 666.60 on the Call Date. Because the closing level or closing price, as applicable, of each Underlying on the Call Date is greater than the applicable Starting Underlying Level, the notes are automatically called, and the investor receives total payments of $1,022.50 per $1,000 principal amount note, consisting of interest payments of $22.50 per $1,000 principal amount note and a payment upon automatic call of $1,000 per $1,000 principal amount note.

Example 2: The notes are not automatically called prior to maturity and the level of the Lesser Performing Underlying increases from the Starting Underlying Level of 660 to an Ending Underlying Level of 693. Because the notes are not automatically called prior to maturity and the Ending Underlying Level of the Lesser Performing Underlying of 693 is greater than its Starting Underlying Level of 660, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,045 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $45 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

JPMorgan Structured Investments —
Auto Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the SPDR® S&P® Metals & Mining ETF

PS-7

Example 3: The notes are not automatically called prior to maturity, a Trigger Event has not occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 660 to an Ending Underlying Level of 528. Even though the Ending Underlying Level of the Lesser Performing Underlying of 528 is less than its Starting Underlying Level of 660, because the notes are not automatically called prior to maturity and a Trigger Event has not occurred, the investor receives total payments of $1,045 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $45 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 4: The notes are not automatically called prior to maturity, a Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 660 to an Ending Underlying Level of 528. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 528 is less than its Starting Underlying Level of 660, the investor receives total payments of $845 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $45 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -20\%)] + \$45 = \$845$$

Example 5: The notes are not automatically called prior to maturity, a Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 660 to an Ending Underlying Level of 0. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 0 is less than its Starting Underlying Level of 660, the investor receives total payments of $45 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $45 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$[\$1,000 + (\$1,000 \times -100\%)] + \$45 = \$45$$

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

SPDR® S&P® Metals & Mining ETF

We have derived all information contained in this pricing supplement regarding the SPDR® S&P® Metals & Mining ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The SPDR® S&P® Metals & Mining ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the SPDR® S&P® Metals & Mining ETF. The SPDR® S&P® Metals & Mining ETF is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "XME." The inception date of the SPDR® S&P® Metals & Mining ETF is June 19, 2006. Prior to January 8, 2007 the SPDR® S&P® Metals & Mining ETF was known as the SPDR® Metals and Mining ETF.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Metals & Mining ETF. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM or the SPDR® S&P® Metals & Mining ETF, please see the SPDR® Series Trust's Prospectus, dated October 31, 2010 (as supplemented on December 17, 2010 and January 26, 2011 and as may be amended or supplemented from time to time). In addition, information about SPDR® Series Trust, SSFM and the SPDR® S&P® Metals & Mining ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

This pricing supplement relates only to the notes offered hereby and does not relate to the SPDR® S&P® Metals & Mining ETF. We have derived all disclosures contained in this pricing supplement regarding the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF. Neither we nor any agent makes any representation that such publicly available documents or any other publicly available information regarding the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of shares of the SPDR® S&P® Metals & Mining ETF (and therefore the price of shares of the SPDR® S&P® Metals & Mining ETF on the pricing date) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

The SPDR® Series Trust consists of separate investment portfolios (each, a "SPDR® Series Fund"). Each SPDR® Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the "Select Industry Indices" and each, a "Select Industry Index"). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards ("GICS") from a universe of companies defined by the S&P® Total Market Index (the "S&P TM Index"), a U.S. total market composite index. The investment objective of each Select Industry SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular industry or group of industries, as represented by the relevant Select Industry Index.

Investment Objective and Strategy

The SPDR® S&P® Metals & Mining ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Metals & Mining Select Industry Index. The S&P Metals & Mining Select Industry Index represents the metals and mining sub-industry portion of the U.S. equity market. The S&P Metals & Mining Select Industry Index includes companies in the following sub-industries: coal and consumable fuels, aluminum, diversified metals and mining, gold, precious metals and minerals and steel.

Replication

In seeking to track the performance of the S&P Metals & Mining Select Industry Index, the SPDR® S&P® Metals & Mining ETF employs a "replication" strategy, which means that the SPDR® S&P® Metals & Mining ETF typically invests in substantially all of the securities represented in the S&P Metals & Mining Select Industry Index in approximately the same proportions as the S&P Metals & Mining Select Industry Index. Under normal market conditions, the SPDR® S&P® Metals & Mining ETF generally invests substantially all, but at least 80%, of its total assets in the securities included in the S&P Metals & Mining Select Industry Index. In addition, the SPDR® S&P® Metals & Mining ETF may invest in equity securities that are not included in the S&P Metals & Mining Select Industry Index, futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

Correlation

The S&P Metals & Mining Select Industry Index is a theoretical financial calculation, while the SPDR® S&P® Metals & Mining ETF is an actual investment portfolio. The performance of the SPDR® S&P® Metals & Mining ETF and the S&P

Metals & Mining Select Industry Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. The SPDR® S&P® Metals & Mining ETF seeks to track the performance of the S&P Metals & Mining Select Industry Index as closely as possible (*i.e.*, achieve a high degree of correlation with the S&P Metals & Mining Select Industry Index). A figure of 1.00 would indicate perfect correlation. Any correlation of less than 1.00 is called a "tracking error." The SPDR® S&P® Metals & Mining ETF, using a replication strategy, can be expected to have a lesser tracking error than a fund using a representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

Holdings Information

As of August 10, 2011, the SPDR® S&P® Metals & Mining ETF included 42 companies, and the SPDR® S&P® Metals & Mining ETF's three largest holdings were Allied Nevada Gold Corporation, Royal Gold, Inc. and Newmont Mining Corporation. The following table summarizes the SPDR® S&P® Metals & Mining ETF's holdings in individual companies as of such date.

All Holdings in Individual Securities as of August 10, 2011

Ticker	Name	Sector	Weight
ANV	Allied Nevada Gold Corporation	Materials	4.02%
RGLD	Royal Gold, Inc.	Materials	3.86%
NEM	Newmont Mining Corporation	Materials	3.47%
UXG	US Gold Corporation	Materials	3.40%
CDE	Coeur D'Alene Mines Corporation	Materials	3.34%
MCP	Molycorp, Inc.	Materials	3.24%
HL	Hecla Mining Company	Materials	3.14%
CLD	Cloud Peak Energy Inc.	Energy	3.08%
CRS	Carpenter Technology Corporation	Materials	3.01%
GSM	Globe Specialty Metals, Inc.	Materials	2.90%
FCX	Freeport-McMoRan Copper & Gold Inc.	Materials	2.89%
CLF	Cliffs Natural Resources Inc.	Materials	2.72%
CMP	Compass Minerals International, Inc.	Materials	2.72%
BTU	Peabody Energy Corporation	Energy	2.66%
TIE	Titanium Metals Corporation	Materials	2.64%
WOR	Worthington Industries, Inc.	Materials	2.64%
NUE	Nucor Corporation	Materials	2.63%
RS	Reliance Steel & Aluminum Company	Materials	2.61%
CNX	Consol Energy Inc.	Energy	2.55%
CMC	Commercial Metals Company	Materials	2.50%
STLD	Steel Dynamics, Inc.	Materials	2.47%
AA	Alcoa Inc.	Materials	2.46%
ACI	Arch Coal, Inc.	Energy	2.37%
SCHN	Schnitzer Steel Industries, Inc.	Materials	2.37%
ATI	Allegheny Technologies Incorporated	Materials	2.31%
SWC	Stillwater Mining Company	Materials	2.28%
RTI	RTI International Metals, Inc.	Materials	2.25%
X	United States Steel Corporation	Materials	2.16%
CENX	Century Aluminum Corporation	Materials	2.09%
WLT	Walter Energy, Inc.	Materials	2.08%
ANR	Alpha Natural Resources, Inc.	Energy	2.05%
PCX	Patriot Coal Corporation	Energy	2.04%
JRCC	James River Coal Company	Energy	1.91%
KALU	Kaiser Aluminum Corporation	Materials	1.78%
AKS	AK Steel Holding Corporation	Materials	1.76%
USU	USEC Inc.	Energy	1.59%
GMO	General Moly, Inc.	Materials	1.38%
HAYN	Haynes International, Inc.	Materials	1.35%
ZINC	Horsehead Holding Corporation	Materials	1.29%
MTRN	Materion Corporation	Materials	0.96%
ACO	AMCOL International Corporation	Materials	0.87%
85749P9A	State Street Institutional Liquid Reserves	Unassigned	0.16%

As of August 10, 2011, the SPDR® S&P® Metals & Mining ETF's three largest sub-industries were Steel, Diversified Metals & Mining and Coal & Consumable Fuels. The following table summarizes the SPDR® S&P® Metals & Mining ETF's sub-industries as of such date.

Industry Breakdown of the SPDR® S&P® Metals & Mining ETF as of August 10, 2011*

Industry	Net Assets
Steel	28.58%
Diversified Metals & Mining	23.26%
Coal & Consumable Fuels	18.28%
Gold	14.78%
Precious Metals & Minerals	8.77%
Aluminum	6.33%

* The SPDR® S&P® Metals & Mining ETF's industry breakdown is expressed as a percentage of net assets and may change over time.

The information above was compiled from the SPDR® Series Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by State Street Global Markets, LLC ("SSGM"). SSGM makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. SSGM has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

S&P Metals & Mining Select Industry Index

We have derived all information contained in this pricing supplement regarding the S&P Metals & Mining Select Industry Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC ("S&P"). We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information. S&P has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the S&P Metals & Mining Select Industry Index.

The S&P Metals & Mining Select Industry Index is reported by Bloomberg L.P. under the ticker symbol "SPSIMM."

The S&P Metals & Mining Select Industry Index is an equal-weighted index that is designed to measure the performance of the metals and mining sub-industry portion of the S&P TM Index, a benchmark that measures the performance of the U.S. equity market. The S&P TM Index includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE Amex, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Each of the component stocks in the S&P Metals & Mining Select Industry Index is a constituent company within the metals and mining sub-industry portion of the S&P TM Index.

Additional information concerning the S&P Metals & Mining Select Industry Index may be obtained at the S&P website (www.indices.standardandpoors.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Index Eligibility

For purposes of membership in the S&P Metals & Mining Select Industry Index, S&P applies the inclusion and exclusion criteria separately. Membership is based on a company's GISC classification, as well as liquidity and market cap requirements.

Index Inclusion Criteria

To be eligible for inclusion in the S&P Metals & Mining Select Industry Index, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry and must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio ("FALR") above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All companies satisfying the above requirements are included in the S&P Metals & Mining Select Industry Index. The total number of companies in the S&P Metals & Mining Select Industry Index should be at least 35. If there are fewer than 35 stocks in the S&P Metals & Mining Select Industry Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the S&P Metals & Mining Select Industry Index as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US $300 million or their FALR falls below 50%.

Eligibility Factors

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in the S&P Metals & Mining Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the S&P Metals & Mining Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the S&P Metals & Mining Select Industry Index rebalancing reference date.

Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the S&P Metals & Mining Select Industry Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the S&P Metals & Mining Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the S&P Metals & Mining Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

Takeover Restrictions. At the discretion of S&P, constituents with shareholder ownership restrictions defined in company Bylaws may be deemed ineligible for inclusion in the S&P Metals & Mining Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the S&P Metals & Mining Select Industry Index.

Turnover. S&P believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the S&P Metals & Mining Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the S&P Metals & Mining Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the S&P Metals & Mining Select Industry Index.

Sector Classification. The S&P Metals & Mining Select Industry Index includes companies in the following GICS sub-industries: coal and consumable fuels, aluminum, diversified metals and mining, gold, precious metals and minerals and steel.

Index Construction and Calculations

The S&P Metals & Mining Select Industry Index is equal-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The initial divisor is set to have a base index value of 1000 on December 17, 1999. The index value is simply the index market value divided by the index divisor:

Index Value = (Index Market Value) / Divisor

$$\text{Index Market Value} = \sum_{i=1}^{N} P_i \times Shares_i \times IWF_i \times AWF_i$$

where N is the number of stocks in the index, P_i the price of stock, IWF_i is the float factor of stock, and AWF_i is the adjustment factor of stock *i* assigned at each index rebalancing date, *t,* which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, *i,* at rebalancing date, *t,* is calculated by:

$$AWF_{i,t} = Z / (N \times FloatAdjustedMarketValue_{i,t})$$

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock's share count used in the index calculation (often referred to as modified index shares).

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

(Index Value) $_{before\ rebalance}$ = (Index Value) $_{after\ rebalance}$

Therefore,

(Divisor) $_{after\ rebalance}$ = (Index Market Value) $_{after\ rebalance}$ / (Index Value) $_{before\ rebalance}$

Constituent Weightings

At each quarterly rebalancing, stocks are initially equally-weighted using closing prices as of the second Friday of the last month of quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the S&P Metals & Mining Select Industry Index is more than can be traded in a single day for a US$ 500 million portfolio.

S&P calculates a maximum basket liquidity weight for each stock in the S&P Metals & Mining Select Industry Index using the ratio of its three-month average daily value traded to US$ 500 million. Each stock's weight in the S&P Metals & Mining Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the S&P Metals & Mining Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the S&P Metals & Mining Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P will make no further adjustments.

Index Maintenance

The membership to Underlying Index is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Timing of Changes

Additions. Companies are added between rebalancings only if a deletion in the S&P Metals & Mining Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new company will be added to the S&P Metals & Mining Select Industry Index at the weight of the deleted constituent. In the case of mergers involving at least one index constituent, the merged company will remain in the S&P Metals & Mining Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the S&P Metals & Mining Select Industry Index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the S&P Metals & Mining Select Industry Index will follow the S&P TM Index's treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock's when-issued price, the S&P Metals & Mining Select Industry Index will treat the spin-off this way as well.

Deletions. A company is deleted from the S&P Metals & Mining Select Industry Index if the S&P TM Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 22, each stock deletion is accompanied with a stock addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the S&P Metals & Mining Select Industry Index at the next rebalancing.

Adjustments

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P TM Index Action	Adjustment Made to the S&P Metals & Mining Select Industry Index	Divisor Adjustment?
Constituent deletion	If the constituent is a member of the S&P Metals & Mining Select Industry Index, it is dropped.	Yes
Constituent addition	Only in cases where the deletion causes the component count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock. When a stock is removed from the S&P Metals & Mining Select Industry Index at a price of $0.00, the stock's replacement will be added to the S&P Metals & Mining Select Industry Index at the weight using the previous day's closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.	
Share changes between quarterly share adjustments	None.	No
Quarterly share changes	There is no direct adjustment, however, on the same date the S&P Metals & Mining Select Industry Index rebalancing will take place.	Only because of the S&P Metals & Mining Select Industry Index rebalancing.

GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the S&P Metals & Mining Select Industry Index, it is removed at the next rebalancing.	No
Spin-off treated as a deletion/addition action in the S&P® TMI	No weight change. The price is adjusted to when-issued price of the parent company, as announced in the S&P® TMI action. Index shares change so that the company's weight remains the same as its weight before the spin-off.	No

Corporate Actions

Corporate Action	Adjustment Made to the S&P Metals & Mining Select Industry Index	Divisor Adjustment?
Spin-off	In general, both the parent company and spin-off companies will remain in the S&P Metals & Mining Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the S&P Metals & Mining Select Industry Index. When there is no market-determined price available for the spin, the spin is added to the S&P Metals & Mining Select Industry Index at zero price at the close of the day before the ex-date.	No
Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company's weight remains the same as its weight before the spin-off.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase, Equity Offering or Warrant Conversion	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes